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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated September 26, 2006
2	News Release dated September 27, 2006
3	Material Change Report dated September 27, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

FWB – B4K

BUFFALO GOLD CLOSES US$20M BROKERED PRIVATE PLACEMENT

DR. JEREMY RICHARDS JOINS BUFFALO ADVISORY BOARD

Vancouver, B.C., September 26, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that the brokered private placement previously announced on August 30th, 2006 has closed.  Pursuant to the private placement Buffalo has issued 11,428,700 units at USD$1.75 per unit to generate gross proceeds of USD$20,000,225.  Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Buffalo at an exercise price of USD$2.25 per share until September 25, 2008.

The private placement was conducted by a syndicate of agents led by Canaccord Adams and included Pacific International Securities, Sprott Securities and Dundee Securities.  The agents received a commission of 6.5 percent of the total proceeds on closing in cash and 10 percent Agents' Warrants entitling the purchase of one additional share of Buffalo at an exercise price of USD$2.10 per share until September 25, 2008.  Buffalo thanks all of the agents for their participation.

All securities issued pursuant to the closing of the placement are subject to a four month hold period ending January 26, 2007.

The proceeds of this placement along with the company’s current cash position of USD$2,000,000 will be used to complete an extensive exploration program across the company’s licenses in PNG, as well as complete the current drill program, the pre-feasibility and  feasibility study for the Mt. Kare property.

Buffalo has defined multiple additional targets at Mt. Kare with magnetic anomalies and surface samples indicative of the potential for significant additional mineralization.  Each of these targets will undergo a systematic exploration approach which could include surface sampling, geophysics and diamond drilling.  These programs have already begun at site.

Targets to be tested include:

●

The northern extension of the North Western Roscoelite Zone

●

The deep extension of the North Western Roscoelite Zone

●

Red Hill (north east extension of the North Western Roscoelite Zone)

●

Additional zones contiguous to WRZ : Central, Black, Realgar, C9

●

Lower Maratane zone; southern extension of the SWRZ

●

Lubu Creek magnetic anomaly

●

Pinuni Creek north-east structure and magnetic anomalies

●

Orosa Creek northwest magnetic anomaly

●

Magnetic anomalies at the 100% owned El 1427 license area

In addition to the Mt. Kare project, Buffalo will expand exploration at its many prospective projects in Australia:

Buffalo’s Australian gold projects in the Drummond Basin and Croyden Goldfield will be the subject of additional surface sampling programs, data compilation and drill target definitions in the fourth quarter of 2006.

Buffalo’s portfolio of uranium properties hosts large, high amplitude radiometric anomalies.   The properties are currently undergoing data compilation and target generation and the Company plans to initiate ground sampling projects in early 2007.

The Hannah nickel project in Western Australia is host to an interpreted large 400m deep magnetic anomaly which was the target of a drill program this past summer.   The drill hole was abandoned just above the target depth due to difficult conditions.  Buffalo plans to redrill the hole as soon as possible.

Dr. Jeremy Richards Joins Buffalo’s Advisory Board

Buffalo is pleased to announce that Dr. Jeremy Richards has agreed to join its advisory board.   Dr. Richards is a Professional Geologist with a Ph.D. from Australian National University.  His twenty-year research career has focused on aspects of the formation of hydrothermal mineral deposits across six continents, and he has spent considerable time studying the Porgera and Mt. Kare deposits. Dr. Richards has published several papers on Porgera, including a comparison of the geology of Mt. Kare which described many similar aspects of the two deposits including the mineralogy, geochemistry, age and isotopic compositions.   In addition, in the comparison of Porgera and Mt. Kare he and his co-author state “It is suggested that both of these deposits belong to the alkalic epithermal group, to which Cripple Creek (Colorado), Emperor (Fiji), and Ladolam (Lihir Island, Papua New Guinea) also belong.  Igneous centers with these characteristics and located in complex convergent tectonic settings should be considered as prospective targets for precious metal exploration.” Buffalo welcomes Dr. Richards to its advisory board and looks forward to his contributions to the exploration program at Mt. Kare.

Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 1,140,000 shares at a price of USD$2.08 per share until September 25, 2011.  This includes the 350,000 options that Buffalo announced on September 14, 2006 that it intended to grant upon becoming available.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

FWB – B4K

BUFFALO GOLD TO HOST CONFERENCE CALL

Vancouver, B.C., September 27th, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) has scheduled a conference call for Thursday September 28th, 2006 at 10:00 a.m. PST.  Members of the news media, the investment community and the general public are welcome to join Damien Reynolds, Chairman and CEO, Brian McEwen, President and COO and Doug Turnbull, Director, as they provide an overview of the Company’s activities.  Questions will be fielded at the end of the session.

Participants can access the call by dialing 1-888-789-0150 (North America toll-free) or 416-695-6120 (local and international).  Participants are encouraged to call in five to ten minutes prior to the scheduled start of the call, when they will be asked to provide their name, company and phone number.

The call is also being webcast by Vcall and can be accessed through Buffalo’s website at www.buffalogold.ca .

Replays of the call will be available until October 5th, 2006 by dialing 1-888-509-0081 (North America toll-free) or 416-695-5275 (local and international) with the passcode 631709.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

WE SEEK SAFE HARBOUR.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

September 26, 2006

Item 3

News Release

A press release was issued September 26 and September 27, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

1.

Buffalo closes brokered private placement previously announced on August 30th, 2006.

2.

Dr. Jeremy Richards has agreed to join Buffalo’s advisory board.

3.

Buffalo has granted incentive stock options entitling the purchase of up to 1,140,000 shares, subject to regulatory approval.

4.

Company has scheduled a conference call for Thursday September 28th, 2006 at 10:00 a.m. PST.

Item 5

Full Description of Material Change

Please see attached Schedule “A” and Schedule “B”

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

September 27, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

Schedule “A”

BUFFALO GOLD CLOSES US$20M BROKERED PRIVATE PLACEMENT

DR. JEREMY RICHARDS JOINS BUFFALO ADVISORY BOARD

Vancouver, B.C., September 26, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce that the brokered private placement previously announced on August 30th, 2006 has closed.  Pursuant to the private placement Buffalo has issued 11,428,700 units at USD$1.75 per unit to generate gross proceeds of USD$20,000,225.  Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Buffalo at an exercise price of USD$2.25 per share until September 25, 2008.

The private placement was conducted by a syndicate of agents led by Canaccord Adams and included Pacific International Securities, Sprott Securities and Dundee Securities.  The agents received a commission of 6.5 percent of the total proceeds on closing in cash and 10 percent Agents' Warrants entitling the purchase of one additional share of Buffalo at an exercise price of USD$2.10 per share until September 25, 2008.  Buffalo thanks all of the agents for their participation.

All securities issued pursuant to the closing of the placement are subject to a four month hold period ending January 26, 2007.

The proceeds of this placement along with the company’s current cash position of USD$2,000,000 will be used to complete an extensive exploration program across the company’s licenses in PNG, as well as complete the current drill program, the pre-feasibility and  feasibility study for the Mt. Kare property.

Buffalo has defined multiple additional targets at Mt. Kare with magnetic anomalies and surface samples indicative of the potential for significant additional mineralization.  Each of these targets will undergo a systematic exploration approach which could include surface sampling, geophysics and diamond drilling.  These programs have already begun at site.

Targets to be tested include:

●

The northern extension of the North Western Roscoelite Zone

●

The deep extension of the North Western Roscoelite Zone

●

Red Hill (north east extension of the North Western Roscoelite Zone)

●

Additional zones contiguous to WRZ : Central, Black, Realgar, C9

●

Lower Maratane zone; southern extension of the SWRZ

●

Lubu Creek magnetic anomaly

●

Pinuni Creek north-east structure and magnetic anomalies

●

Orosa Creek northwest magnetic anomaly

●

Magnetic anomalies at the 100% owned El 1427 license area

In addition to the Mt. Kare project, Buffalo will expand exploration at its many prospective projects in Australia:

Buffalo’s Australian gold projects in the Drummond Basin and Croyden Goldfield will be the subject of additional surface sampling programs, data compilation and drill target definitions in the fourth quarter of 2006.

Buffalo’s portfolio of uranium properties hosts large, high amplitude radiometric anomalies.   The properties are currently undergoing data compilation and target generation and the Company plans to initiate ground sampling projects in early 2007.

The Hannah nickel project in Western Australia is host to an interpreted large 400m deep magnetic anomaly which was the target of a drill program this past summer.   The drill hole was abandoned just above the target depth due to difficult conditions.  Buffalo plans to redrill the hole as soon as possible.

Dr. Jeremy Richards Joins Buffalo’s Advisory Board

Buffalo is pleased to announce that Dr. Jeremy Richards has agreed to join its advisory board.   Dr. Richards is a Professional Geologist with a Ph.D. from Australian National University.  His twenty-year research career has focused on aspects of the formation of hydrothermal mineral deposits across six continents, and he has spent considerable time studying the Porgera and Mt. Kare deposits. Dr. Richards has published several papers on Porgera, including a comparison of the geology of Mt. Kare which described many similar aspects of the two deposits including the mineralogy, geochemistry, age and isotopic compositions.   In addition, in the comparison of Porgera and Mt. Kare he and his co-author state “It is suggested that both of these deposits belong to the alkalic epithermal group, to which Cripple Creek (Colorado), Emperor (Fiji), and Ladolam (Lihir Island, Papua New Guinea) also belong.  Igneous centers with these characteristics and located in complex convergent tectonic settings should be considered as prospective targets for precious metal exploration.” Buffalo welcomes Dr. Richards to its advisory board and looks forward to his contributions to the exploration program at Mt. Kare.

Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 1,140,000 shares at a price of USD$2.08 per share until September 25, 2011.  This includes the 350,000 options that Buffalo announced on September 14, 2006 that it intended to grant upon becoming available.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

Schedule “B”

BUFFALO GOLD TO HOST CONFERENCE CALL

Vancouver, B.C., September 27th, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) has scheduled a conference call for Thursday September 28th, 2006 at 10:00 a.m. PST.  Members of the news media, the investment community and the general public are welcome to join Damien Reynolds, Chairman and CEO, Brian McEwen, President and COO and Doug Turnbull, Director, as they provide an overview of the Company’s activities.  Questions will be fielded at the end of the session.

Participants can access the call by dialing 1-888-789-0150 (North America toll-free) or 416-695-6120 (local and international).  Participants are encouraged to call in five to ten minutes prior to the scheduled start of the call, when they will be asked to provide their name, company and phone number.

The call is also being webcast by Vcall and can be accessed through Buffalo’s website at www.buffalogold.ca .

Replays of the call will be available until October 5th, 2006 by dialing 1-888-509-0081 (North America toll-free) or 416-695-5275 (local and international) with the passcode 631709.

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.